Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

新 东 方 教 育 科 技（ 集 团 ）有 限 公 司 *

(continued in the Cayman Islands with limited liability)

(Stock Code: 9901)

US$300,000,000 2.125% BONDS DUE 2025 (BONDS STOCK CODE: 40292)

(THE “BONDS”)

CLARIFICATION ANNOUNCEMENT

FURTHER REPURCHASE OF THE BONDS

ON 11 NOVEMBER 2021

Reference is made to the announcement of New Oriental Education & Technology Group Inc. (the “Company”) dated 11 November 2021 (the “Announcement”).

The Company wishes to clarify that the date of the Bond repurchases referred to in the Announcement was 11 November 2021 (as opposed to 10 November 2021). Aside from this clarification, the remainder of the Announcement remains the same.

The Company may or may not purchase further Bonds in the future. Holders of the Bonds and potential investors should note that any purchase of Bonds from time to time by the Company will be at the board of the Company’s sole and absolute discretion. There is no assurance of the timing, amount or price of any purchase of the bonds or whether the Company will make any further purchase at all. Holders of the Bonds and potential investors should therefore exercise caution when dealing in any Bonds.

By order of the Board New Oriental Education & Technology Group Inc. Mr. Michael Minhong Yu Chairman

Beijing, China, 12 November 2021

As at the date of this announcement, the board of directors of the Company comprises Mr. Michael Minhong Yu, Mr. Chenggang Zhou and Mr. Louis T. Hsieh as directors and Mr. Robin Yanhong Li, Mr. Denny Lee and Mr. John Zhuang Yang as independent directors.

*	for identification purposes only.